EXHIBIT 99.1

SAFE HARBOR COMPLIANCE STATEMENT FOR

FORWARD-LOOKING STATEMENTS

You should consider carefully the following factors in evaluating us and our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of future operations could be materially and adversely affected.

Risks Related To Our Business

We have incurred losses and may need to raise additional capital.

We achieved net income of $154,000 in the six months ended July 31, 2005. We achieved net income of approximately $1.7 million and $1.4 million for the twelve months ended January 31, 2005 and 2004, respectively, as compared to net losses of approximately $4.8 million for the twelve months ended January 31, 2003. At July 31, 2005, we had an accumulated deficit of approximately $44.3 million. We may incur significant operating losses in the future. We may need to increase revenues to maintain profitability or decrease expenses which may impact our business, and we cannot assure you that we will be able to do so. We cannot assure you that we can sustain or increase profitability or positive cash flows from future operating activities. Based on our current available reserves, if we cannot maintain profitability and a cash flow positive position, we may need to raise additional capital or obtain additional financing to fund our operations and expand our business. If we need to raise additional capital or obtain additional financing, there can be no assurance that we will be successful in raising the anticipated additional capital on favorable terms, or at all. Failure to raise such capital could result in a material adverse effect on our ability to meet our business objectives.

Collection risk on accounts receivable and note receivable.

Optio maintains allowances for doubtful accounts or collection risks on accounts and notes receivable. M2 Systems Corporation (“M2 Systems”) owes Optio $3.1 million on a secured note receivable. Although the Company has assessed the level of its reserve for doubtful accounts and the collectibility of the M2 Systems’ note receivable, there are no assurances that such levels are adequate or that the M2 Systems’ note receivable is fully collectible to the extent it is being carried on the financial statements (after taking into account a $900,000 write down of the M2 note receivable in fiscal 2004). If a substantial amount of the Company’s accounts or the M2 Systems’ note receivable become uncollectible, it will have a material adverse impact on the Company’s income and cash position. In addition, on September 15, 2004 Optio notified M2 Systems of certain non-monetary defaults under the M2 Systems’ note. M2 Systems disputed these defaults. Optio did not accelerate the indebtedness under the M2 Systems’ note but the parties negotiated to modify the current loan documents to address the alleged defaults by M2 Systems to give Optio additional collateral. On May 18, 2005, the parties executed modified and additional security documents granting Optio a security interest in the assets of certain M2 Systems’ affiliates and placing greater restrictions on the use of the collateral. If Optio were to commence and complete a collection action, the adequacy of the collateral would need to be determined immediately, and Optio may be required to enter into litigation in an attempt to collect on the collateral.

Our operating results may fluctuate in future periods; as a result, we may fail to meet expectations of investors and our stock price may decline.

Our revenue and operating results may vary from quarter to quarter. As a result, we may fail to meet expectations of investors, which may cause our stock price to decline. These fluctuations may occur as a result of the following factors: variations in market acceptance of and demand for our software; the size and timing of our customer orders; increased expenses, whether related to sales and marketing, product development or administration; delays in introducing new software or software enhancements; new software introductions or changes in pricing policies by our competitors; costs related to acquisitions of technologies or businesses; and the amount and timing of expenditures related to expansion of our operations.

The purchase of our software involves a significant commitment of resources and recurring expenses and attendant delays frequently associated with approving capital expenditures and reviewing new technologies that affect key operations. The decision making processes of our customers’ senior management require us to provide a significant level of training to prospective customers regarding the use and benefits of our software. We may expend substantial funds and management resources during the sales cycle and fail to consummate the sale. Accordingly, our results of operations for a particular period may suffer if the sales forecasted for a particular period are delayed or do not otherwise occur.

Risks associated with subscription revenue

In connection with the acquisition of VertiSoft Corporation on August 10, 2004, we now have subscription-based revenue, where customers pay a monthly subscription fee for certain software and maintenance rights, typically over a three to five year contract. We may also have additional subscription based revenue in the future, especially for software sales in the healthcare industry.

If we increase our subscription-based sales, the quarterly revenue of the Company may initially decrease. Under a perpetual license model, all of the revenue from the sale is usually recognized in the quarter the sale occurs. However, in a standard subscription-based software sale, the revenue is recognized monthly over the term of the agreement.

Further, due to this delayed payment method, the collection risk may be greater; however, we would cancel the software license if the customer fails to pay the monthly subscription fee. VertiSoft’s history shows very low early termination of subscription agreements, and we would expect this trend to continue, although there are no assurances that it will continue.

We rely on our strategic marketing relationships to generate customer referrals; if we do not successfully develop and maintain these relationships, our revenue will decrease.

We expect that revenue from sales of our software and services based on customer referrals generated through strategic marketing relationships will continue to account for a significant portion of our revenue. The loss of a significant number of these relationships would cause our revenue to decrease. Most of our revenue from these relationships is derived from strategic marketing relationships with two types of entities: large software vendors and consulting firms. Large software vendors, such as Oracle Corporation and QAD, Inc., may recommend our products to their customers or provide us with customer referrals. Consulting firms, such as Deloitte Consulting Product Services LLC, may recommend our software to their customers. Some of these organizations receive referral fees for these sales and others do not. We receive license fees from the customers in these sales. We expect that a limited number of our strategic marketing relationships, such as those with Oracle and QAD, will account for a substantial portion of our customer referrals and, therefore, revenue over time. Our strategic relationships are generally terminable by either party upon 30 to 90 days notice. Therefore, the continuation of these relationships is uncertain. Furthermore, software manufacturers may decide to promote technologies and standards that are not compatible with our software or that compete with our software, or they may lose market share for their products, which could cause our revenues to decrease.

We rely in part on third party reseller relationships to generate revenue; if we do not continue to develop and maintain these relationships, our revenue will decrease.

Approximately 25% of our software license revenue during the six months ended July 31, 2005 was derived from partners, such as resellers, value-added distributors or original equipment manufacturer (“OEM”) relationships. During the twelve months ended January 31, 2005 and 2004, respectively, we generated approximately 26% and 31% of our software license revenue through partners. We intend to augment our indirect sales channel through additional third-party reseller arrangements. As a result, we will likely become more dependent on this type of relationship. We may not be able to successfully augment these arrangements, and the expansion of indirect resale methods, even if successful, may not increase revenue. As a result, we may incur expenses that do not promote the growth of our business.

Sales of our shares could cause our stock price to fall.

Future sales of our common stock may depress our stock price. Sales of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

We may make acquisitions in order to remain competitive in our markets; if we are unable to do so, our competitive position could be weakened.

We intend to continuously evaluate our position within our industry, and we may acquire complementary technologies or businesses in the future. However, we may not be able to identify suitable acquisition candidates that are available for sale at reasonable prices. Due to consolidation trends within the technology industry, failure to adopt and successfully implement a long-term acquisition strategy could weaken our competitive position. We may elect to finance future acquisitions with debt financing, which would increase our debt service requirements, or through the issuance of additional common or preferred stock, which could result in dilution to our shareholders. In addition, we may not be able to arrange adequate financing for any acquisitions on acceptable terms.

Acquisitions may be difficult to integrate into our business, may limit our ability to manage our operations and may result in adverse accounting treatment.

We may be unable to obtain a satisfactory return on our investments in acquisitions as a result of various factors, including: difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired company with our operations; the diversion of our management’s attention from other business concerns; the impairment of relationships with our employees, affiliates and organizations with which we have strategic marketing relationships; difficulties maintaining uniform standards, controls, procedures and policies; our lack of direct prior experience in the markets of the acquired company; and the loss of key employees of the acquired company.

Future acquisitions may also involve large one-time write-offs related to goodwill and other intangible assets.

We rely on our ability to retain our existing key personnel and attract additional key personnel; if we are unable to do so, we may not be able to effectively manage and expand our business.

Our future performance depends on the continued service of our senior management, product development and sales personnel. The loss of the services of one or more of our key personnel could seriously harm our ability to manage and expand our business. In particular, we rely on the experience and knowledge of our President, Chief Executive Officer, Chairman and founder, C. Wayne Cape.

Our future success also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. We are particularly dependent on hiring additional personnel to increase our direct sales, healthcare expansion and research and development efforts. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Competition for qualified personnel is intense and we may fail to retain our key employees or to attract or retain other highly qualified personnel. If we fail to attract and retain these personnel, we may not be able to effectively manage and expand our business.

We face intense competition in our industry; if we are unable to compete successfully, we may not be able to sell our software and services, which would harm our operating results.

If we are unable to satisfy our customers’ requirements we may lose those customers to our competitors, which would harm our operating results. The market for our software and services is intensely competitive, fragmented and constantly changing. Our customers’ requirements and the technology available to satisfy those requirements continually change. We expect competition to persist and intensify in the future.

We believe our competitors fit into three segments. The first is custom software development. The second is comprised of output management solutions from organizations such as: AFP Technology Ltd. (Formscape); The Hewlett-Packard Company; StreamServe, Inc.; BottomLine Technologies; Adobe Systems Incorporated; McKesson Corporation; Standard Register and Evergreen. Lastly, the ERP or healthcare software vendor partners with which Optio typically partners may enhance their own software products to include functionality currently handled by Optio, thus directly competing with Optio.

Some ERP vendors have begun to recognize their end-users’ requirement for better output from their ERP applications. Thus, select ERP vendors have begun to include minimal functionality to address their customer needs and now compete with Optio’s core technology. This has put pressure on Optio to expand our offerings to address the full range of business process and document management solutions, as opposed to simply output management. This may also negatively impact our ongoing relationships with select ERP vendors.

We expect to face increased competition from our current competitors. In addition, new competitors, alliances among existing and future competitors, or acquisitions by or consolidations of our competitors may emerge and rapidly gain significant market share.

Some of these companies, as well as some other competitors, have longer operating histories and significantly greater financial, marketing and other resources than we do. Many of these companies can also leverage extensive customer bases and adopt aggressive pricing policies to gain market share. In addition, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Competitive pressures may make it difficult to acquire and retain clients and may require us to reduce the price of our software. We cannot be certain that we will be able to compete successfully with existing or new competitors. If we fail to compete successfully, our business will be harmed.

We may expand our international operations; if we do not effectively manage this expansion, our operating results will be harmed.

Substantially all of our current international revenue is derived from the operations of our wholly-owned subsidiaries operating in France, Germany and the UK. Optio’s foreign operations generated revenue from licenses and services to customers of $2.2 million in the six months ended July 31, 2005, representing 15% of total revenue. Optio’s foreign operations generated revenue from licenses and services to customers of $5.0 million in the twelve months ended January 31, 2005, representing 17% of total revenue, compared to $4.2 million in the twelve months ended January 31, 2004, representing 15% of total revenue. Our international operations may negatively affect our operating results because of the following factors: difficulties in staffing and managing foreign operations; potential losses or gains from currency fluctuation as a result of transactions and expenses being denominated in foreign currencies; seasonal reductions in business activity in Europe; increased financial accounting and reporting burdens and complexities and potentially adverse tax consequences; delays in delivering language-specific versions of our software due to our limited experience in creating these versions; compliance with a wide variety of complex foreign laws and treaties, including labor laws and trade restrictions; unstable international conditions; economic and general reduced protection for intellectual property rights in some countries; and licenses, tariffs and other trade barriers.

The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources, and will place additional burdens on our management, administrative, operational and financial infrastructure. We cannot be certain that our operations in other countries will produce desired levels of revenue or profitability.

Our software may suffer from defects or errors, which may harm its reputation or subject us to product liability claims.

The software we offer is inherently complex. Despite testing and quality control, current versions, new versions or enhancements of our software may contain errors after commencement of commercial shipments. Any errors may harm the reputation of our software or subject us to product liability claims. Significant technical challenges also arise with our software because our customers purchase and deploy our software across a variety of computer platforms and integrate them with a number of third-party software applications and databases. Any defects or errors that are discovered after commercial release could result in the loss of revenue or delay in market acceptance of our software. Moreover, we could face significant product liability claims and higher development costs if our software contains undetected errors, if we fail to meet our customers’ expectations or if a customer’s system experiences failures following the implementation of our software, regardless of our responsibility for the failure. Although we maintain general liability insurance coverage, this coverage may not continue to be available on reasonable terms or at all, or may be insufficient to cover one or more large claims. In addition, a product liability claim, whether or not successful, could harm our business by increasing our costs and distracting our management.

The third party software we rely on may suffer from defects or errors or may become obsolete, which would harm our sales.

Our software contains components developed and maintained by third-party software vendors, and we expect that we will incorporate software from third-party vendors in our future software. We may not be able to replace the functionality provided by this third-party software if it becomes obsolete, defective or incompatible with future versions of our software or if it is not adequately maintained or updated. Any significant interruption in the availability of this third-party software or defects in this software could harm our sales and disrupt our ability to support current customers unless and until we can secure an alternative source. In addition, we have entered into and plan to continue to enter into strategic relationships with other companies whereby we license our software for integration with their software. If the other company’s software fails to meet customer expectations or causes a failure in its customers’ systems, the reputation of our software could be harmed, even if our software performs in accordance with its functional specifications.

We may experience delays in enhancing existing software and developing new software; these delays may affect our competitiveness and cause us to lose market share.

Our competitiveness and ability to maintain or increase our market share will depend, in part, on our ability to develop, test, sell and support enhancements to our current and new software on a timely basis in response to changing customer needs, competition, technological developments and emerging industry standards. Our failure to successfully adapt our software and services to this rapidly changing market could reduce our revenue and cause our operating results to suffer. The software industry is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. These developments could limit the marketability of our software and services and could render our software and services obsolete. We may not successfully identify new product opportunities or develop and bring new and enhanced products and services to the market in a cost-effective and timely manner. If we fail to release new software and upgrades on time or if they fail to achieve market acceptance, we may experience customer dissatisfaction, cancellation of orders and license agreements and loss of revenue.

We rely on third parties to provide part of our consulting services; if these third parties do not provide satisfactory service, our reputation could be harmed and our revenue from these services could decrease.

We now contract with, and may increasingly contract with, third party providers to assist in providing our consulting services. Services provided by these third parties may include providing assistance to our customers in installing and implementing our software. If we are unable to continue contracting with third parties for these consulting services, or if these third parties do not meet the needs or expectations of our customers, our business and reputation may be harmed and we will have to perform these functions ourselves. Providing these services could place a significant strain on our internal consulting resources, and we may not be able to successfully perform these services on a timely and cost-effective basis.

Disputes regarding our intellectual property could negatively impact our ability to sell our software and services.

We believe our ability to sell our software and services depends, in part, on protecting our proprietary intellectual property and favorably resolving intellectual property claims that may be brought against us. If we fail to do so, our ability to sell our software and services may be restricted, and our operating results would suffer.

We rely on a combination of copyright, trademark and trade secret laws and contractual provisions to establish and protect our proprietary rights. We have registered the trademarks for “Optio” and certain of Optio’s product names in the United States and have applied for the United States registration of the trademark for certain other yet un-registered Optio product names. We have applied for trademark registration for “Optio” in certain of the countries in which we sell our products. We have also registered the domain names “optiosoftware.com” and “HIPAASmart.com.” We have not filed any copyrights or patents for our software, but acquired a patent for an improvement in Selective Computer-Generated Information Distribution System by Computer Peripheral Emulation and Use from VertiSoft Corporation, which we acquired in August 2004.

The steps we have taken to protect our proprietary rights may not be adequate. We may not be able to secure trademark or service mark registrations for our marks in the United States or in foreign countries and third parties may infringe upon or misappropriate our copyrights, trademarks, service marks, domain names and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in foreign countries. Also, our competitors or others may adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, litigation may be necessary to enforce and protect our trade secrets, copyrights and other intellectual property rights. Any litigation would divert management resources, be expensive and may not effectively protect our intellectual property. Our inability to protect our marks adequately could harm our business.

We may be subject to litigation for claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Furthermore, adverse determinations in litigation could result in the loss of proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, or prevent us from selling our products and services. If we are required to obtain new licenses from third parties, we may not be able to obtain them on commercially reasonable terms. Any of these results could reduce the acceptance of the Optio brand, which would cause our business to suffer.

The low price of our common stock could result in difficulty in trading our common stock.

Our common stock is currently quoted on the Over the Counter Bulletin Board and is no longer listed on the NASDAQ Market. As a result, trading our shares may be more difficult for investors, leading to further declines in share price. It could also make it more difficult for us to raise additional capital. We would also incur additional costs under state blue sky laws if we attempted to complete an offering of our common stock. Further, the Bulletin Board may be terminated, in which case Optio would either attempt to list its common stock on some other exchange or it may become even more difficult to trade our shares. There are no assurances that Optio would be able to qualify for another exchange.

Our management and affiliates control more than 50% of our stock and will therefore be able to determine the outcome of any shareholder vote.

Over 50% of our stock is controlled by our management and affiliates. This may discourage a potential acquirer from offering to purchase or otherwise attempting to obtain control of Optio, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price. In addition, investors will incur additional dilution upon the exercise of outstanding stock options and warrants.

Our articles of incorporation and bylaws, as well as Georgia law, may prevent or delay a future takeover, thus preventing investors from realizing a premium on our stock price.

Our articles of incorporation, bylaws and Georgia law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our shareholders. For example, our articles of incorporation and bylaws provide, among other things, that: our board of directors, without shareholder approval, has the authority to issue preferred stock with rights superior to the rights of the holders of common stock; shareholders must comply with advance notice provisions contained in our bylaws to make proposals at shareholder meetings and nominate candidates for election to our board of directors; our board of directors is classified and directors have staggered terms; and the shareholders may call a special meeting only upon request of 50% of the votes entitled to be cast on each issue to be considered at the special meeting. Georgia law also contains “business combination” and “fair price” provisions that may have the effect of delaying, deterring or preventing a change in control of Optio.

We may not meet our covenants under our bank debt arrangements.

At July 31, 2005, we were in compliance with a financial covenant required under our line of credit facility. However, at times in the past, Optio was not in compliance with its loan covenants and received waivers from the bank. We believe it is possible that certain requirements contained in our loan covenants may still not be met during fiscal 2006. If we fail to meet a covenant under the bank loan and there are borrowings outstanding under this loan, the financial institution has the right to declare the loan due immediately.